SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------
press release

17 December 2016

BP awarded 10% interest in Abu Dhabi's ADCO onshore concession

●            Provides BP with material long-term onshore oil reserves, production and cash flows

●            Deepens long-standing strategic relationship, Abu Dhabi takes important equity holding in BP

BP today signed an agreement with the Supreme Petroleum Council of the Emirate of Abu Dhabi and the Abu Dhabi National Oil Company (ADNOC) that grants BP a 10% interest in Abu Dhabi's ADCO onshore oil concession, which has a life of 40 years.

In addition to the interest in the ADCO concession, BP becomes a 10% shareholder in ADCO, the Abu Dhabi Company for Onshore Petroleum Operations Limited, which operates the concession. The agreement includes BP becoming asset leader for the Bab asset group within the concession.

In connection with the transaction, BP p.l.c. has agreed to issue new ordinary shares representing approximately 2% of BP's issued share capital (excluding treasury shares), to be held on behalf of the Abu Dhabi Government. The issuance of the new ordinary shares is subject to certain listing requirements and is expected to be completed shortly.

The agreement was signed in Abu Dhabi today by Bob Dudley, BP Group Chief Executive, and H.E Dr. Sultan Ahmed Al Jaber, ADNOC Group Chief Executive Officer, and member of the Supreme Petroleum Council of the Emirate of Abu Dhabi.

Bob Dudley said: "Today's agreement marks a new phase in BP's long relationship with Abu Dhabi and, in particular, ADNOC. BP will work closely with ADNOC to realise the full potential of these world-class resources and I welcome Abu Dhabi as an important investor in BP.

"This agreement will provide BP with long-term access to significant and competitive resources that we already understand very well. We will bring our people, cutting-edge technology and experience of managing mature giant fields around the world to help maximise recovery from these assets."

BP becomes a 10% shareholder of ADCO and the concession alongside Total of France, INPEX Corporation of Japan, and GS Energy of South Korea who hold interests of 10%, 5% and 3% respectively. ADNOC continues to look for partners to take up the remaining 12% stake of the 40% earmarked for foreign partners.

H.E Dr. Al Jaber said: "BP has long been a strategic partner to Abu Dhabi and ADNOC. Alongside our other partners, BP has played an important role in the development of our oil and gas assets. This agreement marks a milestone in our efforts to forge new partnership models that bring technology, expertise and financing aimed at maximizing the value of our resources and supporting the transfer of knowledge.

"We look forward to working with value-add partners that share a mutual interest in advancing the industry and applying innovative technology that improves operational efficiency and recovery."

The ADCO concession, including the Bab, Bu Hasa, Shah and Asab fields, has total resources of between 20-30 billion barrels of oil equivalent over the term of the concession. The overall production in 2016 is expected to average around 1.66 million barrels of oil per day (bpd). The concession, put in place in January 2015, is valid until the end of 2054.

Brian Gilvary, BP chief financial officer, further commented: "We have worked closely with ADNOC to structure an agreement that is attractive and strategic for both parties. It is consistent with our aim of delivering competitive returns from a portfolio with a balance of resource types, geographies and resilient pricing models. The lower cost characteristics of this already-producing conventional onshore oil development will be accretive to earnings and cash flow, while providing BP with another building block of long-term growth."

In support of its interest in the ADCO concession and asset leadership of the Bab assets, BP expects to second up to 50 technical staff to ADCO, bringing technology, expertise and experience to support the ongoing efficient operation and development of the assets.

BP has been present in Abu Dhabi since 1939. Since the 1970s, BP held a 9.5% interest in the ADCO onshore concession that expired in late 2014. It also holds a 14.67% interest in the offshore concession and ADMA-OPCO which operates this concession, and 10% interests in both the Abu Dhabi Gas Liquefaction Company (ADGAS) and the National Gas Shipping Company (NGSCO). BP's net share of oil and gas production from Abu Dhabi is currently around 95,000 barrels of oil a day and is expected now to grow to approximately 260,000 barrels of oil a day in 2017.

Further information:

●      BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements concerning the award to BP of a 10% interest in the Abu Dhabi onshore ADCO oil concession, the acquisition of a 10% shareholding in ADCO and the asset leadership for the Bab integrated asset group, including expectations regarding reserves, resources, production, earnings and cash flows, and BP's long term growth. Actual results may differ from those expressed in such statements, depending on a variety of factors including changes in public expectations and other changes to business conditions; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; regulatory or legal actions; economic and financial conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners and others; natural disasters and adverse weather conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2016 and under "Risk factors" in our Annual Report and Form 20-F 2015.

This press release contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

BP p.l.c.
(Registrant)

Dated: 19 December 2016

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary